Exhibit 99.2

THE REAL BROKERAGE INC.

THE REAL BROKERAGE INC.

Consolidated Financial Statements
December 31, 2023

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co

Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2024

We have served as the Company’s auditor since 2014.

3

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

	As of
	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,707	$10,846
Restricted cash	12,948	7,481
Investments in financial assets	14,222	7,892
Trade receivables	6,441	1,547
Other receivables	63	74
Prepaid expenses and deposits	2,132	529
TOTAL CURRENT ASSETS	50,513	28,369
NON-CURRENT ASSETS
Intangible assets	3,442	3,708
Goodwill	8,993	10,262
Property and equipment	1,600	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,035	15,393
TOTAL ASSETS	64,548	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	571	474
Accrued liabilities	13,374	11,866
Customer deposits	12,948	7,481
Other payables	302	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	27,195	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	269	242
TOTAL NON-CURRENT LIABILITIES	269	242
TOTAL LIABILITIES	27,464	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	62,567	63,204
Stock-based compensation reserves	52,937	25,083
Deficit	(78,205)	(50,704)
Other reserves	(167)	(469)
Treasury stock, at cost	(257)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	36,875	22,152
Non-controlling interests	209	263
TOTAL EQUITY	37,084	22,415
TOTAL LIABILITIES AND EQUITY	64,548	43,762

The accompanying notes form an integral part of the consolidated financial statements.

4

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Year Ended
	December 31, 2023	December 31, 2022
Revenues	$689,158	$381,756
Commissions and other agent-related costs	626,285	349,806
Gross Profit	62,873	31,950

General and administrative expenses	42,913	24,155
Marketing expenses	38,611	22,674
Research and development expenses	7,359	4,867
Operating Loss	(26,010)	(19,746)

Other income (expenses), net	(587)	729
Listing expenses	-	(151)
Finance expenses, net	(619)	(1,167)
Net Loss	(27,216)	(20,335)
Net income attributable to noncontrolling interests	285	242
Net Loss Attributable to the Owners of the Company	(27,501)	(20,577)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	330	(407)
Foreign currency translation adjustment	(28)	285
Total Comprehensive Loss Attributable to Owners of the Company	(27,199)	(20,699)
Total Comprehensive Income Attributable to NCI	285	242
Total Comprehensive Loss	(26,914)	(20,457)
Loss per share
Basic and diluted loss per share	$(0.15)	$(0.12)
Weighted-average shares, basic and diluted	178,127	178,201

The accompanying notes form an integral part of the consolidated financial statements.

5

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollar in thousands)

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Equity Attributable to Owners	Non-Controlling Interests	Total Equity
Balance at, January 1, 2023	63,204	25,083	290	(759)	(50,704)	(14,962)	22,152	263	22,415
Total loss and income	-	-	-	-	(27,501)	-	(27,501)	285	(27,216)
Total other comprehensive loss	-	-	(28)	330	-	-	302	-	302
Member draws	-	-	-	-	-	-	-	(339)	(339)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(2,865)	(2,865)	-	(2,865)
Release of treasury shares	(17,570)	-	-	-	-	17,570	-	-	-
Issuance of Restricted Share Units	16,407	(16,407)	-	-	-	-	-	-	-
Exercise of stock options	888	(386)	-	-	-	-	502	-	502
Shares withheld for taxes	(362)	-	-	-	-	-	(362)	-	(362)
Equity-settled share-based payment	-	44,647	-	-	-	-	44,647	-	44,647
Balance at, December 31, 2023	62,567	52,937	262	(429)	(78,205)	(257)	36,875	209	37,084

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	27,004	-	27,004
Total loss and income	-	-	-	-	(20,577)	-	(20,577)	242	(20,335)
Total other comprehensive loss	-	-	285	(407)	-	-	(122)	-	(122)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(8,060)	(8,060)	-	(8,060)
Release of treasury shares	(5,742)	-	-	-	-	5,742	-	-	-
Issuance of Restricted Share Units	4,886	(4,886)	-	-	-	-	-	-	-
Adjustment arising from change in non-controlling interest	-	-	-	-	-	-	244	21	265
Exercise of stock options	663	(398)	-	-	-	-	4,775	-	4,775
Shares issue as part of Expetitle and LemonBrew Acquisitions	-	4,775	-	-	-	-	21	-	21
Equity-settled share-based payment	-	18,867	-	-	-	-	18,867	-	18,867
Balance at, December 31, 2022	63,204	25,083	290	(759)	(50,704)	(14,962)	22,152	263	22,415

The accompanying notes form an integral part of the consolidated financial statements.

6

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

	For the Year Ended
	December 31, 2023	December 31, 2022
OPERATING ACTIVITIES
Net Loss	$(27,216)	$(20,335)
Adjustments for:
Depreciation and amortization	1,128	333
Impairment of goodwill	723	-
Equity-settled share-based payments	38,403	16,201
Finance costs	91	167
Changes in operating asset and liabilities:
Trade receivables	(4,894)	(1,293)
Other receivables	11	(51)
Prepaid expenses and deposits	(1,603)	(81)
Accounts payable	97	420
Accrued liabilities	7,752	5,316
Customer deposits	5,467	4,170
Other payables	(86)	1,148
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,873	5,995

INVESTING ACTIVITIES
Purchase of property and equipment	(629)	(1,408)
Acquisition of subsidiaries (Note 4 and 5)	-	(8,152)
Investment deposits in debt instruments held at FVTOCI	(6,847)	(125)
Investment withdrawals in debt instruments held at FVTOCI	847	637
NET CASH USED IN INVESTING ACTIVITIES	(6,629)	(9,048)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(2,865)	(8,060)
Shares withheld for taxes	(362)	-
Proceeds from exercise of stock options	502	265
Payment of lease liabilities	(96)	(35)
Cash payment for contingent consideration	(800)	-
Dividends paid to non-controlling interest	(339)	(19)
NET CASH USED IN FINANCING ACTIVITIES	(3,960)	(7,849)

Net change in cash, cash equivalents and restricted cash	9,284	(10,902)
Cash, cash equivalents and restricted cash, beginning of year	18,327	29,129
Fluctuations in foreign currency	44	100
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$27,655	$18,327

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation as part of Expetitle consideration	-	4,325
Share-based compensation as part of LemonBrew consideration	-	450

The accompanying notes form an integral part of the consolidated financial statements

7

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

1. GENERAL INFORMATION

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. Real is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets in which Real operates. Real’s goal is to establish the Company as the destination brokerage for agents, by offering an unmatched combination of technology, support, and financial incentives. Real’s vision is to transform home buying under the guidance of an agent via an integrated consumer portal and app, while growing attachment of ancillary services including mortgage brokerage and title insurance. Concurrently, Real plans to expand its suite of tools and products tailored for agents, including mobile banking, payment solutions, and wealth management tools, to facilitate their journey towards generational wealth.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title and mortgage broker operations.

On May 17, 2021, the TSX Venture Exchange (the “TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the year ended December 31, 2023, the Company repurchased 2 million Common Shares in the amount of $2.9 million.

On June 15, 2021, the Company’s Common Shares commenced trading on the NASDAQ under the symbol “REAX”. On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”.

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company’s Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the “NASDAQ under the symbol “REAX”.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the annual consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

8

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

A. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were authorized for issuance by the Board of Directors on March 6, 2024.

B. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31 of each year. Control is achieved when the Company:

●	Has the power over the investee
●	Is exposed, or has rights, to variable returns from its involvement with the investee
●	Has the ability to use its power to affect its returns

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

D. Foreign currency

Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the income statement for determination of net profit or loss during the period.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Any differences arising on such translation are recognized in other comprehensive income. Such differences are included in the foreign currency translation reserve “FCTR” within other components of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

9

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

E. Operating segments

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority.

The segment information disclosed in these consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of Real Brokerage Inc. and financial information that the Chief Operating Decision Maker (“CODM”) reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Company’s Chief Executive Officer.

Detailed segment information is disclosed in Note 8.

F. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue relate to ancillary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues in the gross amount of consideration, to which it expects to be entitled to.

Please see Note 6 for more information about the Company’s revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Title Fees (Escrow and Title Insurance)	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the transaction is closed and paid
Mortgage Broker	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the loan has been funded

G. Share-based compensation

The Company’s real estate agents receive remuneration in the form of share-based compensation, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors remuneration in the form of share-based compensation, whereby employees and the board of directors render services in consideration for equity instruments.

10

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Restricted share unit plan

Under the restricted share unit plans, eligible participants receive restricted share units (RSUs), which generally vest over a period of up to four years. The expense in relation to RSUs earned in recognition of service performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in equity. RSUs granted under the agent stock purchase plan are fully vested at grant date. The expense in relation to such RSUs is recognized at grant-date fair value with a corresponding increase in equity. Please see Note 10.D for more information about the Company’s restricted share unit.

H. Income tax

Income tax expenses comprise of current and deferred tax. It is recognized in profit or loss, or items recognized directly in equity or in other comprehensive income.

Current tax

Current tax is comprised of expected payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using the tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

‒	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

‒	Temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

11

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

I. Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer equipment:	3 years
Furniture and fixtures:	5-10 years.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

J. Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets – Policy

Financial Assets:

Financial assets are comprised of investments in equity and debt securities, trade and other receivables, cash and cash equivalents, restricted cash, and other financial assets.

12

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Initial recognition:

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement:

Financial assets measured at amortized cost:

Financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost using effective interest rate (EIR) method. The EIR amortization is recognized as finance income in the Statement of Income.

The Company while applying above criteria has classified the following financial assets at amortized cost

-	Trade receivables

-	Other financial assets.

Financial assets at fair value through other comprehensive income (FVTOCI):

Financial assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are subsequently measured at FVTOCI. Fair value movements in financial assets at FVTOCI are recognized in other comprehensive income.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as Financial assets at fair value through profit or loss (FVTPL):

‒	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

‒	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

‒	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

‒	how the performance of the portfolio is evaluated and reported to the Company’s management;

13

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

‒	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

‒	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

‒	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

14

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

K. Share capital

i. Share Premium

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transactions costs of an equity transaction are accounted for in accordance with IAS 12.

ii. Non – controlling interests

Non-controlling interests represents the portion of net income and net assets which the Company does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interests” separately in the Consolidated Statements of Loss, and separately from shareholders’ equity in the Consolidated Statements of Financial Position.

L. Cash and Cash Equivalents

In the statement of financial position, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the statement of financial position. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

M. Goodwill

Goodwill is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (CGU) that are expected to benefit from the synergies of the combination and represent the lowest level at which the goodwill is monitored for internal management purposes. The recoverable amount is the higher of the fair value less cost to sell and the value in use; where the value in use is the present value of the future cash flows. Goodwill is evaluated for impairment by comparing the recoverable amount of the Company’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2023 and 2022, we performed an assessment of goodwill related to our previous business acquisition which resulted in an impairment charge for the year ended December 31, 2023. (See Note 4. “Expetitle Acquisition”).

N. Intangible Assets

The Company’s intangible assets are finite lived and consist primarily of customer relationships. The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

O. Impairment

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of loss and other comprehensive loss consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.

15

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

P. Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

Q. Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

As of December 31, 2023, the Company is not engaged in long term operational or capital lease arrangements for which right of use asset and lease liability were recognized.

R. Business combinations

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business Combinations’, are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Goodwill is recognized when the fair value of purchase consideration and non-controlling interests exceeds the fair value of identifiable net assets acquired on the acquisition date. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Company assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

16

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within twelve months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. These adjustments are called measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction-by-transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Company acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

S. Revenue Share

The Company has a revenue sharing plan where its agents and brokers can receive additional commission income from real estate transactions consummated by agents and brokers they have attracted to the Company. Agents and brokers are eligible for revenue share based on the number of qualifying active agents they have attracted to the Company. Revenue sharing payments are included as part of Marketing Expenses in the consolidated statements of loss and other comprehensive loss.

T. Warrants Accounting

Warrants are a financial instrument that allow the holder to purchase stock of the issuer at a specified price during the warrant term. The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated statements of financial position as this warrant is a free-standing financial instrument that may require the Company to transfer consideration upon exercise. Each warrant is initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant. The warrant holder have the ability to exercise 184,227 warrants at an exercise price of $1.36 CAD.

U. Treasury Share

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

During the year ended December 31, 2023, the Company purchased 2 million Common Shares which were classified as Treasury shares and held in the CWB Trust.

17

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

V. Accounting policy development

New and amended IFRS Accounting Standards that are effective for the current year

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We have assessed the impacts of the amended standards, which have had no material effect on our financial disclosures by the application of the amendments.

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In preparing these consolidated financial statements, management has made judgments estimates and assumptions that affect the application of the Company’s accounting policies which are described in Note 2 and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

–	Deferred taxes

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years. These budgets and business plans are reviewed and approved by the Board of Directors. Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2023.

–	Goodwill

Goodwill is assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the CGU to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU to which goodwill has been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the recoverable amount of a CGU, including forecasted cash flows, discount rates, long term growth rates. The recoverable amount is subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill including the results of annual impairment tests, are presented in Note 14.

–	Stock options

In estimating the fair value of stock options granted to employees we use the Black-Scholes model which requires management to make significant assumptions including the expected life of the stock options, volatility and risk-free interest rate. The assumptions used to estimate the fair value of the stock options are disclosed in Note 10.

18

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

4. EXPETITLE ACQUISITION

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). Expetitle had developed technology that simplifies the paper-intensive and time-intensive title and escrow processes, reducing errors and saving time. As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle. The noncontrolling ownership interest in these five subsidiaries of Expetitle recognized at the acquisition date was measured by reference to the fair value of the non-controlling interest and amounted to $21 thousand. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised of cash consideration of $7.4 million payable at the closing of the Expetitle Transaction and contingent consideration of $600 thousand in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain in their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licenced to operate in at least fifteen states, including the then current states of operation, Florida, Georgia, and Texas. In addition, certain Expetitle employees were entitled to a cash payment of $200 thousand subject to the same terms as set out for the contingent consideration. The contingent terms were met and the $800 thousand that was in escrow was released on January 23, 2023.

As part of the Expetitle Transaction, Real granted an aggregate of 700 thousand incentive stock options (“Options”) and an aggregate of 1.1 million RSUs to shareholders of Expetitle and employees of the Expetitle team. The fair value of those Options was $4.8 million from which $4.3 million was determined to be part of the consideration and $451 thousand that was recorded immediately to the statement of loss and comprehensive loss as post transaction employee compensation which vests immediately. The Options are exercisable for a period of 3 years at $3.60 per Common Share. In addition, and as part of the transaction, the Company provided cash payments to the Expetitle employees in the aggregate amount of $168 thousand.

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $3.4 million as the fair value of the Company’s developed technology and $8.4 million as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from this acquisition is deductible for tax purposes.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the Expetitle Transaction (in thousands):

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Goodwill	8,393
Intangible Assets	3,364
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	11,757

Cash Flow
Total Consideration	(11,757)
Acquired Cash	80
Equity-settled share-based payment	4,325
Cash from Investing Activities	(7,352)

The Company conducted an impairment test on its acquired goodwill during the fiscal year ended December 31, 2023. The test was performed in accordance with the requirements of IAS 36, Impairment of Assets. As a result of the impairment test, it was determined that the carrying amount of goodwill related to the Expetitle acquisition exceeded its recoverable amount. Consequently, the Company recognized a goodwill impairment loss of $723 thousand during the fiscal year ended December 31, 2023.

19

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

5. LEMONBREW LENDING ACQUISITION

On December 9, 2022, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending Corp. (“LemonBrew Lending”) and LemonBrew Technologies Corp. (“LemonBrew Technologies”), the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the seller for an aggregate purchase price of $1.25 million (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800 thousand and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issued price of $1.279 per share. The issued price of the Consideration Shares is equal to the product of $450,000 divided by the 5-day volume weighted average trading price of the Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following the closing of the LemonBrew Transaction, of which $2 million will be payable in cash and $500 thousand will be payable in RSUs of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the third 12-month period following closing; and
●	Certain employees remaining in their roles to be established with Real during the transaction

These performance-based payments are considered separate from the aggregate purchase price. Management believes it is a highly unlikely that the performance-based milestones will be achieved and has not recognized any expenses related to the performance-based milestone payment.

The Company has determined that the LemonBrew Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination. The Company has completed the valuation of the acquired assets and assumed liabilities and have assigned $529 thousands as the fair value of the Company’s intangible assets and $721 thousands as the residual goodwill. Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising from this acquisition is deductible for tax purposes.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the LemonBrew Transaction (in thousands) following the completion of the purchase price allocation:

Balance at December 9, 2022
Recognized amounts of assets acquired
Intangible Assets	529
Goodwill	721
Net Assets Acquired	1,250

Consideration
Cash	800
Common shares issued	450
Total Consideration	1,250

Cash Flow
Total Consideration	(1,250)
Equity-settled share-based payment	450
Cash From Investing Activities	(800)

20

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

6. REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Year Ended
	December 31, 2023	December 31, 2022
Main revenue streams
Commissions	684,873	379,868
Title	2,990	1,869
Mortgage Income	1,295	19
Total Revenue	689,158	381,756

7. EXPENSES BY NATURE

In the following table, cost of sales represents real estate commissions paid to the Company’s agents, as well as to outside brokerages in Canada, and Title Fee Expenses (in thousands).

	For the Year Ended
	December 31, 2023	December 31, 2022
Commissions and other agent-related costs	626,285	349,806

Operating Expenses
General and Administrative Expenses	42,913	24,155
Salaries and Benefits	18,940	11,733
Stock Based Compensation	8,607	2,778
Administrative Expenses	3,244	1,803
Professional Fees	8,425	5,893
Depreciation Expense	1,128	333
Other General and Administrative Expenses	2,569	1,615
Marketing Expenses	38,611	22,674
Salaries and Benefits	767	478
Stock Based Compensation for Employees	14	1
Stock Based Compensation for Agents	7,780	5,519
Revenue Share	27,905	14,975
Other Marketing and Advertising Cost	2,145	1,701
Research and Development Expenses	7,359	4,867
Salaries and Benefits	3,749	2,012
Stock Based Compensation	440	212
Other Research and Development	3,170	2,643
Total Cost of Sales and Operating Expenses	715,168	401,502

21

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in the consolidated Statement of Income (Loss):

	For the Year Ended
Description	December 31, 2023	December 31, 2022
Unrealized Losses (Gains)	27	(397)
Realized Losses (Gains)	(3)	24
Bank Fees	528	400
Finance Costs	68	540
Remeasurement of contingent consideration	-	600
Total Finance Expenses	619	1,167

8. OPERATING SEGMENTS DISCLOSURES

The businesses of the Company is divided operationally into three identified operating segments: North American Brokerage, Real Title and One Real Mortgage. North American Brokerage generates revenue by processing real estate transactions which entitles the Company to commissions. Real Title generates revenue by offering title insurance and closing services for residential and/or commercial transactions. One Real Mortgage derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group’s total revenue and net loss. The other two segments Real Title and One Real Mortgage are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These two segments are disclosed in an ‘other segments’ category below.

The presentation in this note for prior periods have been restated based on the current segment reporting.

Segment performance is evaluated based on income (loss) from operations and is measured consistently with income or loss in the consolidated financial statements.

The following table present significant information about the Company’s reportable operating segments as reported to the Company’s CODM:

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Commissions and other agent-related costs	625,016	1,269	626,285
Gross Profit	59,857	3,016	62,873

General and administrative expenses	35,653	7,260	42,913
Marketing expenses	38,458	153	38,611
Research and development expenses	7,284	75	7,359
Operating Loss	(21,538)	(4,472)	(26,010)

Other income (expenses), net	136	(723)	(587)
Listing expenses	-	-	-
Finance expenses, net	(614)	(5)	(619)
Net Loss	(22,016)	(5,200)	(27,216)

22

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

	For the Year Ended December 31, 2022
	North American Brokerage	Other Segments	Total
Revenues	379,868	1,888	381,756
Commissions and other agent-related costs	349,464	342	349,806
Gross Profit	30,404	1,546	31,950

General and administrative expenses	21,564	2,591	24,155
Marketing expenses	22,590	84	22,674
Research and development expenses	4,621	246	4,867
Operating Loss	(18,370)	(1,376)	(19,746)

Other income (expenses), net	729	-	729
Listing expenses	(151)	-	(151)
Finance expenses, net	(1,167)	-	(1,167)
Net Loss	(18,959)	(1,376)	(20,335)

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these consolidated financial statements.

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended
	December 31, 2023	December 31, 2022
United States	573,658	320,181
Canada	115,500	61,575
Total revenue by region	689,158	381,756

23

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

9. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Year Ended
	December 31, 2023	December 31, 2022
Issued Common Shares, Balance at the beginning of the year	173,993	170,483
Warrant Exercises	-	8,526
Treasury Return	-	(1,049)
Purchase of Shares	(974)	-
Release of Shares	4,267	-
Issuance of Shares	379	21
Exercise of Options	462	220
Weighted-average numbers of Common Shares	178,127	178,201

Loss per share
Basic and diluted loss per share	(0.15)	(0.12)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Year Ended
	December 31, 2023	December 31, 2022
Options	21,943	21,746
RSU	25,588	16,908
Total	47,531	38,654

10. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

24

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted apart from the Company’s various acquisitions (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2022	22,287
On March, 2022	240	3 years quarterly vest	10 years
On May, 2022	320	3 years quarterly vest	10 years
On August, 2022	4,000	25% on first anniversary, then quarterly vesting	10 years
On August, 2022	145	3 years quarterly vest	10 years
On November, 2022	55	3 years quarterly vest	10 years
On December, 2022	10	3 years quarterly vest	10 years
Balance December 31, 2022	27,057
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company’s share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date were as follows:

	December 31, 2023	December 31, 2022
Share price	$1.25 to $1.67	$1.35 to $2.45
Expected volatility (weighted-average)	95.0% - 108.0%	108.0%
Expected life (weighted-average)	10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	3.62 – 3.95%	1.95 – 2.89%

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

25

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	December 31, 2023		December 31, 2022
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,746	$0.87	20,815	$0.71
Granted	1,675	1.28	4,770	1.61
Forfeited/ Expired	(312)	1.41	(2,450)	2.35
Exercised	(1,166)	0.36	(1,389)	0.23
Outstanding at end of year	21,943	$0.92	21,746	$0.87
Exercisable at end of year	15,566	0.72	11,046	0.55

The Options outstanding as of December 31, 2023 had a weighted average exercise price of $0.92 (December 31, 2022: $0.87) and a weighted-average remaining contractual life of 8.8 years (December 31, 2022: 8.8 years).

D. Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which have a vesting term of up to 3 years and subject to forfeiture in certain circumstances, entitles the holder to one Common Share. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the year ended December 31, 2023 was $5.5 million, and was classified as marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest after a year, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 15% of the commission withheld (the percentage was 25% prior to June 16, 2022) if an agent has not met the Cap and (ii) 30% of the commission withheld (the percentage was 50% prior to June 16, 2022) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to cost of goods sold and the Bonus RSUs are expensed to stock-based compensation expense. Both are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the Consolidated Statements of Loss and Other Comprehensive Loss.

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THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share units under its equity plan. Once fully vested, all awards are settled in stock

Restricted Share Units
Balance at, December 31, 2021	3,965
Granted	16,053
Vested and Issued	(2,504)
Forfeited	(606)
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(4,089)
Balance at, December 31, 2023	25,588

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	For the Year Ended
	December 31, 2023			December 31, 2022
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
COGS – Agent Stock Based Compensation	-	21,562	21,562	-	8,008	8,008
Marketing Expenses – Agent Stock Based Compensation	2,209	5,571	7,780	1,215	4,304	5,519
Marketing Expenses – FTE Stock Based Compensation	7	7	14	-	1	1
Research and Development – FTE Stock Based Compensation	142	298	440	111	101	212
General and Administrative – FTE Stock Based Compensation	5,914	2,693	8,607	1,702	1,076	2,778
Total Stock Based Compensation	8,272	30,131	38,403	3,028	13,490	16,518

On May 20, 2021, the Company began transacting under the NCIB to purchase up to 7.2 million of its Common Shares representing approximately 5% of the total 143 million Common Shares issued and outstanding as of April 30, 2021. On May 19, 2022, the Company announced that it renewed the NCIB. Pursuant to the renewed NCIB, Real may purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. The purpose of the purchase of Common Shares under the NCIB is to enable the Company to acquire shares to satisfy its RSU grants for shares. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to 9 million common shares of the Company, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. The NCIB shall terminate on the earlier of May 28, 2024 or the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

The Company appointed the Trustee for the purposes of arranging for the acquisition of the Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administration matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB for the purposes of the RSU Plan, the Option Plan, the Omnibus Incentive Plan, and the A&R Plan.

27

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

11. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2022	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value December 31, 2023
Cash Investments	-	6,368	163	-	6,531
Fixed Income	6,997	277	-	323	7,597
Fixed Income – Mutual Funds	840	(847)	-	7	-
Investment Certificate	55	39	-	-	94
Total	7,892	5,837	163	330	14,222

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

12. PROPERTY AND EQUIPMENT

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2021	205	-	69	274
Additions	321	969	27	1,317
Balance at December 31, 2022	526	969	96	1,591
Disposals	-	-	(86)	(86)
Additions	138	449	-	587
Balance at December 31, 2023	664	1,418	10	2,092
Accumulated Depreciation
Balance at December 31, 2021	39	-	65	104
Depreciation	79	57	1	137
Balance at December 31, 2022	118	57	66	241
Disposals	-	-	(65)	(65)
Depreciation	125	191	-	316
Balance at December 31, 2023	243	248	1	492

Carrying Amounts
Balance at December 31, 2022	408	912	30	1,350
Balance at December 31, 2023	421	1,170	9	1,600

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THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

13. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of relationships which is amortized on a straight-line basis over its useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2021	563
Additions	3,370
Balance at December 31, 2022	3,933
Purchase Price Allocation Adjustment	530
Balance at December 31, 2023	4,463
Accumulated Depreciation
Balance at December 31, 2021	113
Depreciation	112
Balance at December 31, 2022	225
Depreciation	796
Balance at December 31, 2023	1,021

Carrying Amounts
Balance at December 31, 2022	3,708
Balance at December 31, 2023	3,442

14. GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. For the year ended December 31, 2023, as part of the annual review, we performed an assessment of goodwill which resulted in an impairment charge for the goodwill allocated to Expetitle CGU, which is presented as part of Other Segment (see Note 8). The recoverable amount of the CGU has been determined based on the value in use. Value in use has been determined based on the estimated future cash flows, discounted at a discount rate of 24.5%.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2021	602	-	-	602
Additions	-	8,393	1,267	9,660
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Carrying Amounts
Balance at December 31, 2022	602	8,393	1,267	10,262
Balance at December 31, 2023	602	7,670	721	8,993

29

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

15. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	Authorized		Issued and Paid
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ordinary shares no-par value	unlimited	unlimited	183,605	179,922

During the year ended December 31, 2023, the company issued 1.2 million shares as a result of exercise of stock options and 2.5 million associated with restricted stock unit granted to agents and employees.

Total number of shares held in treasury is 175 thousand and 5.9 million as of December 31, 2023 and 2022 respectively.

16. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and no-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the years ended December 31, 2023, and December 31, 2022.

The following table presents the Company’s liquidity (in thousands):

	For the Year Ended
	December 31, 2023	December 31, 2022
Cash	14,707	10,846
Other Receivables	63	74
Investments in Financial Assets	14,222	7,892
Total	28,992	18,812

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THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

17. LEASE LIABILITY AND RIGHT OF USE ASSET

The Company leased a corporate office in New York, NY under a lease agreement dated December 1, 2017, which expired on June 30, 2023. A summary of the changes in the right-of-use asset (in thousands) for the years ended December 31, 2023, and December 31, 2022 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2021	502
Additions	107
Balance at December 31, 2022	609
Additions (Adjustment)	(69)
Balance at December 31, 2023	540
Accumulated Depreciation	-
Balance at December 31, 2021	393
Acquired Depreciation	59
Depreciation	84
Balance at December 31, 2022	536
Depreciation (Adjustment)	(12)
Depreciation	16
Balance at December 31, 2023	540

Carrying Amounts
Balance at December 31, 2022	73
Balance at December 31, 2023	-

As of December 31, 2023, there is no lease liability remaining in respect to the corporate office in New York, NY. A summary of the changes in the lease liability (in thousands) during the years ended December 31, 2023 and December 31, 2022 is as follows:

	December 31, 2023	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	-	96
One year to five years	-	-
More than five years	-	-
Total undiscounted lease liabilities	-	96
Lease liabilities included in the balance sheet	-	96
Current	-	96
Non-current	-	-

31

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

18. FINANCIAL INSTRUMENTS – FAIR VALUE AND RISK MANAGEMENT

Accounting classifications and fair value (in thousands)

	For the Year Ended December 31, 2023
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	269	269
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	14,707	-	14,707	-	-	-
Restricted Cash	12,948	-	12,948	-	-	-
Trade Receivables	6,441	-	6,441	-	-	-
Other Receivables	63	-	63	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	34,159	-	34,159	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	571	571	-	-	-
Accrued Liabilities	-	13,374	13,374	-	-	-
Customer Deposits	-	12,948	12,948	-	-	-
Other Payables	-	302	302	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	27,195	27,195	-	-	-

	For the Year Ended December 31, 2022
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	7,892	-	7,892
Total Financial Assets Measured at Fair Value (FV)	-	-	-	7,892	-	7,892
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	242	242
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	242	242
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	10,846	-	10,846	-	-	-
Restricted Cash	7,481	-	7,481	-	-	-
Trade Receivables	1,547	-	1,547	-	-	-
Other Receivables	74	-	74	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	19,948	-	19,948	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	474	474	-	-	-
Accrued Liabilities	-	11,866	11,866	-	-	-
Customer Deposits	-	7,481	7,481	-	-	-
Other Payables	-	1,188	1,188	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	21,009	21,009	-	-	-

32

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

A. Transfers between levels

During the years ended December 31, 2023, and December 31, 2022, there have been no transfers between Level 1, Level 2 and Level 3.

B. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

‒	credit risk (see (ii));

‒	liquidity risk (see (iii));

‒	market risk (see (iv)); and

‒	investment risk (see (v)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different Cash Generating Units based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

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THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

As of December 31, 2023, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	December 31, 2023	December 31, 2022
US	4,607	1,105
Other Regions	1,834	442
Trade Receivables	6,441	1,547

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollars.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of December 31, 2023 and December 31, 2022 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, December 31, 2023
CAD (-5% movement)	485	(485)	655	(655)
ILS (-5% movement)	33	(33)	121	(121)
Balance at, December 31, 2022
CAD (-5% movement)	355	(355)	456	(456)
ILS (-5% movement)	2	(2)	6	(6)

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

34

THE REAL BROKERAGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
CAD	(13,463)	(7,058)	4,949	3,474
ILS	(178)	(82)	7,494	7,724
Total Exposure	(13,641)	(7,140)	12,443	11,198

v. Investment risk

The Company invested into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company’s investment activity is included in Note 11.

19. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (“Class Action”). The Class Action alleges that certain real estate brokerages, including the Company, participated in practices resulting in inflated buyer broker commissions, in violation of federal antitrust laws. The Company will vigorously defend against the claims asserted in the Class Action, but is unable to predict the outcome of this action.

20. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, and Chief Marketing Officer, and other members of the executive team. Executive officers participate in the A&R Plan (see Note 10.A). Directors and officers of the Company control approximately 37.08% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	Year Ended
	December 31, 2023	December 31, 2022
Salaries and Benefits	3,465	2,435
Stock-Based Compensation	7,470	2,164
Compensation Expenses for Related Parties	10,934	4,599

21. SUBSEQUENT EVENTS

On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld (the percentage was 30% previously) if an agent has met the Cap.

35